

January 13, 2011

Amit Tandon
President
Emerging Growth Acquisitions I, Inc.
250 Park Avenue, 7th Floor
New York, New York 10177

> **Re:** **Emerging Growth Acquisitions I, Inc.**
> **Registration Statement on Form 10-12G**
> **Amended December 28, 2010**
> **File No. 000-54130**

Dear Mr. Tandon:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your registration statement, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Item 1. Business, page 1

Form of Acquisition, page 2

1.   Please reconcile your disclosure in the fourth paragraph that costs incurred in seeking a business combination "might not be recoverable" or "may result in the loss to the Company of the related costs incurred" with your disclosure in the third bullet point of your table of blank check companies on page 9.

(d) Management's Discussion and Analysis . . . , page 3

2.   With respect to your revisions in response to prior comment 2, please reconcile your disclosure in the fourth paragraph that Amit Tandon received 50,000 common shares as consideration for founder services rendered with your disclosure in the third paragraph on page 10 and in Note 4 on page F-9 that your founder received 50,000 shares of your common stock in exchange for services and cash provided.

Item 5. Directors and Executive Officers, page 8

Amit Tandon, page 8

3.   We note your revised disclosure in response to prior comment 8. Please further revise to clarify Mr. Tandon's business experience from 2007 to November 2008.

Current Blank Check Company Experience, page 9

4.   We note your revised disclosure in the third bullet point added in response to prior comment 9.

- Please further revise to clarify whether the "anticipated limited compensation" that you anticipate providing to your affiliate(s) of "approximately between 5% and 10% of any funds received upon closing of a business combination" is to include amounts paid for reimbursement for services rendered, post-transaction employment, capital advances, and expenses incurred by your affiliates as they seek business combinations, or whether the anticipated payment will be in addition to those items. In this regard, we note the disclosure in "Executive Compensation," added in response to prior comment 11 that your sole officer and director intends to receive compensation "for, including but not limited to, past services, post transaction employment, selling shares or entering into a share repurchase agreement."

- Please also revise to clarify why you will not have to determine who will pay the expenses of your affiliates as they seek business combinations. For example, if the expenses incurred will be borne by your affiliates personally, please say so directly.

Item 7. Certain Relationships and Related Transactions, page 10

5.   We note your revisions in response to prior comment 13. Please clarify the nature and value of services contributed by Ajay Tandon mentioned in the second paragraph of this section, and expand to disclose the transaction referenced in the first paragraph of "Recent Sales of Unregistered Securities" on page 11.

Item 11. Description of Registrant's Securities To Be Registered, page 11

Preferred Stock, page 11

6.   We will continue to evaluate your response to prior comment 16 when you have filed the amended articles and bylaws.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Praveen Kartholy at (202) 551-3778 or Brian Cascio, Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue at (202) 551-3841 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions.

                                        Sincerely,

                                        Russell Mancuso
                                        Branch Chief

cc (via facsimile):   Gregg E. Jaclin – Anslow & Jaclin, LLP